UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

September 19, 2008

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement Regarding Cancellation of Own Shares (Common Shares)

(Cancellation of Own Shares pursuant to Article 178 of the Company Law)

We, Mizuho Financial Group, Inc., hereby notify that the Board of Directors today has resolved to cancel our common shares pursuant to Article 178 of the Company Law, as described in detail below.

As we announced on July 24, 2008, we will cancel all the shares repurchased pursuant to Article 165 and Article 156 of the Company Law, except the shares to be assigned for the exercise of Stock Compensation-type Stock Options (Stock Acquisition Rights) that we plan to issue in the future (7,000 shares).

(1) Type of shares to be cancelled:	Shares of common stock of Mizuho Financial Group, Inc.

(2) Aggregate number of shares to be cancelled:	276,500 shares
(The ratio to total number of common shares as of August 31, 2008: 2.4%)

(3) Scheduled cancellation date:	September 26, 2008

(Reference)

    *1. Repurchase of Own Shares announced on July 24, 2008:

(1) Type of shares repurchased: Shares of common stock of Mizuho Financial Group, Inc.

(2) Aggregate number of shares repurchased: 283,500 shares

(3) Aggregate amount of repurchase: 149,990,515,000 yen

(4) Method of repurchase: Purchased on the Tokyo Stock Exchange through a trust established for this purpose

(5) Period of repurchase: From July 7 to July 24, 2008

    *2. Total number of common shares as of August 31, 2008: 11,450,224.66 shares

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to cancellation of own shares (common shares) and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.